# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASSET ENTITIES INC., CIK 0001920406
CUSIP: 04541A204
Title of class of securities: Class B Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 Crescent Ct, 7th Floor, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-011926
Filed by CIK 0001929009

## Reporting persons
- Asset Entities Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (12.4% of the class)
  Comment: For Box 6, 8 and 9: Reflects (i) 1,000,000 shares of class B common stock, $0.0001 par value per share ("Class B Common Stock"), of Asset Entities Inc., a Nevada corporation (the "Issuer"), issuable upon conversion of 1,000,000 shares of class A common stock, $0.0001 par value per share ("Class A Common Stock"), of the Issuer, held directly by Asset Entities Holdings, LLC, a Texas limited liability company ("Asset Entities Holdings"), and (ii) 250,000 shares of Class B Common Stock held directly by Asset Entities Holdings. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.
  
  For Box 6: The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by this Reporting Person (as defined below) into Class B Common Stock.
  
  For Box 11: The denominator of the fraction from which this percentage is calculated is 10,060,965 shares of Class B Common Stock, which consists of (i) 9,060,965 shares of Class B Common Stock outstanding as of December 31, 2024, and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated is 1,250,000 shares of Class B Common Stock, which consists of (i) the 250,000 shares of Class B Common Stock that were beneficially owned by this Reporting Person and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock that were beneficially owned by this Reporting Person.
- Arman Sarkhani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 31,734; shared voting power 1,250,000; sole dispositive power 31,734; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,281,734 (12.7% of the class)
  Comment: For Box 5 and 6: The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by this Reporting Person into Class B Common Stock.
  
  For Box 6 and 8: Reflects (i) 1,000,000 shares of Class B Common Stock issuable upon conversion of 1,000,000 shares of Class A Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own, and (ii) 250,000 shares of Class B Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.
  
  For Box 11: The denominator of the fraction from which this percentage is calculated is 10,060,965 shares of Class B Common Stock, which consists of (i) 9,060,965 shares of Class B Common Stock outstanding as of December 31, 2024, and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated is 1,250,000 shares of Class B Common Stock, which consists of (i) the number of shares of Class B Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for this Reporting Person, (ii) the 250,000 shares of Class B Common Stock that were beneficially owned by this Reporting Person, and (iii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock that were beneficially owned by this Reporting Person.
- Arshia Sarkhani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 39,921; shared voting power 1,250,000; sole dispositive power 39,921; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,289,921 (12.8% of the class)
  Comment: For Box 5 and 6: The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by this Reporting Person into Class B Common Stock.
  
  For Box 6 and 8: Reflects (i) 1,000,000 shares of Class B Common Stock issuable upon conversion of 1,000,000 shares of Class A Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own, and (ii) 250,000 shares of Class B Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.
  
  For Box 11: The denominator of the fraction from which this percentage is calculated is 10,060,965 shares of Class B Common Stock, which consists of (i) 9,060,965 shares of Class B Common Stock outstanding as of December 31, 2024, and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated is 1,250,000 shares of Class B Common Stock, which consists of (i) the number of shares of Class B Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for this Reporting Person, (ii) the 250,000 shares of Class B Common Stock that were beneficially owned by this Reporting Person, and (iii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock that were beneficially owned by this Reporting Person.
- Jackson Fairbanks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 31,734; shared voting power 1,250,000; sole dispositive power 31,734; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,281,734 (12.7% of the class)
  Comment: For Box 5 and 6: The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by this Reporting Person into Class B Common Stock.
  
  For Box 6 and 8: Reflects (i) 1,000,000 shares of Class B Common Stock issuable upon conversion of 1,000,000 shares of Class A Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own, and (ii) 250,000 shares of Class B Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.
  
  For Box 11: The denominator of the fraction from which this percentage is calculated is 10,060,965 shares of Class B Common Stock, which consists of (i) 9,060,965 shares of Class B Common Stock outstanding as of December 31, 2024, and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated is 1,250,000 shares of Class B Common Stock, which consists of (i) the number of shares of Class B Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for this Reporting Person, (ii) the 250,000 shares of Class B Common Stock that were beneficially owned by this Reporting Person, and (iii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock that were beneficially owned by this Reporting Person.
- Kyle Fairbanks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 36,667; shared voting power 1,250,000; sole dispositive power 36,667; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,286,667 (12.8% of the class)
  Comment: For Box 5 and 6: The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by this Reporting Person into Class B Common Stock.
  
  For Box 6 and 8: Reflects (i) 1,000,000 shares of Class B Common Stock issuable upon conversion of 1,000,000 shares of Class A Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own, and (ii) 250,000 shares of Class B Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.
  
  For Box 11: The denominator of the fraction from which this percentage is calculated is 10,060,965 shares of Class B Common Stock, which consists of (i) 9,060,965 shares of Class B Common Stock outstanding as of December 31, 2024, and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated is 1,250,000 shares of Class B Common Stock, which consists of (i) the number of shares of Class B Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for this Reporting Person, (ii) the 250,000 shares of Class B Common Stock that were beneficially owned by this Reporting Person, and (iii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock that were beneficially owned by this Reporting Person.
- Matthew Krueger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 31,400; shared voting power 1,250,000; sole dispositive power 31,400; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,281,400 (12.7% of the class)
  Comment: For Box 5 and 6: The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by this Reporting Person into Class B Common Stock.
  
  For Box 6 and 8: Reflects (i) 1,000,000 shares of Class B Common Stock issuable upon conversion of 1,000,000 shares of Class A Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own, and (ii) 250,000 shares of Class B Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.
  
  For Box 11: The denominator of the fraction from which this percentage is calculated is 10,060,965 shares of Class B Common Stock, which consists of (i) 9,060,965 shares of Class B Common Stock outstanding as of December 31, 2024, and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated is 1,250,000 shares of Class B Common Stock, which consists of (i) the number of shares of Class B Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for this Reporting Person, (ii) the 250,000 shares of Class B Common Stock that were beneficially owned by this Reporting Person, and (iii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock that were beneficially owned by this Reporting Person.
- Michael Gaubert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 50,567; shared voting power 1,250,000; sole dispositive power 50,567; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,300,567 (12.9% of the class)
  Comment: For Box 5 and 6: The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by this Reporting Person into Class B Common Stock.
  
  For Box 6 and 8: Reflects (i) 1,000,000 shares of Class B Common Stock issuable upon conversion of 1,000,000 shares of Class A Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own, and (ii) 250,000 shares of Class B Common Stock held directly by Asset Entities Holdings, which this Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.
  
  For Box 11: The denominator of the fraction from which this percentage is calculated is 10,060,965 shares of Class B Common Stock, which consists of (i) 9,060,965 shares of Class B Common Stock outstanding as of December 31, 2024, and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated is 1,250,000 shares of Class B Common Stock, which consists of (i) the number of shares of Class B Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for this Reporting Person, (ii) the 250,000 shares of Class B Common Stock that were beneficially owned by this Reporting Person, and (iii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock that were beneficially owned by this Reporting Person.

## Item 1. Issuer
Name of issuer: ASSET ENTITIES INC.
Address of issuer's principal executive offices: 100 Crescent Ct, 7th Floor, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Asset Entities Holdings, Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert (each, a "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 100 Crescent Ct, 7th Floor, Dallas, TX 75201.
Citizenship: Asset Entities Holdings is a Texas limited liability company. Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Asset Entities Holdings, LLC: /s/ Arshia Sarkhani, Arshia Sarkhani/Manager (02/04/2025)
- Arman Sarkhani: /s/ Arman Sarkhani, Arman Sarkhani (02/04/2025)
- Arshia Sarkhani: /s/ Arshia Sarkhani, Arshia Sarkhani (02/04/2025)
- Jackson Fairbanks: /s/ Jackson Fairbanks, Jackson Fairbanks (02/04/2025)
- Kyle Fairbanks: /s/ Kyle Fairbanks, Kyle Fairbanks (02/04/2025)
- Matthew Krueger: /s/ Matthew Krueger, Matthew Krueger (02/04/2025)
- Michael Gaubert: /s/ Michael Gaubert, Michael Gaubert (02/04/2025)